Exhibit 12.1

                       McMoRan Exploration Co.
             Computation of Ratio of Earnings to Fixed Charges


                                             2001       2000      1999
                                          ---------   --------   -------
Income (Loss) from Continuing Operations  $(104,917)  $(34,859)  $(2,804)
ADD:
 Provision for income taxes                       8     34,942     1,498
 Interst Expense                                357      3,134       679
 Rental Expense Factor                        7,574      8,641     7,787
                                          ---------   --------   -------
Earnings Available for fixed charges      $ (96,978)  $ 11,858   $ 7,160
                                          =========   ========   =======
Interest Expense                          $     357   $  3,134   $   679
Capitalized Interest                          1,450        -         -
Rental Expense factor                         7,574      8,641     7,787
                                          ---------   --------   -------
Fixed Charges                             $   9,381   $ 11,775   $ 8,466
                                          =========   ========   =======
Ratio of Earnings to Fixed Charges              -  a       1.1x      -  a


a. McMoRan recorded a net loss from continuing operations of $104.9 million in 2001, which were inadequate to cover its fixes charges of $9.4 million during 2001. McMoRan's earnings available for fixed charges during 1999 totaled $7.2 million, which were insufficient to cover its fixed charges of $8.5 million during 1999.